Mail Stop 3561

November 16, 2006

Ms. Karen L. Wright
President, Chief Executive Officer, Chief Financial Officer
Nyer Medical Group, Inc.
1292 Hammond Street
Bangor, Maine 04401

  Re: **Nyer Medical Group, Inc.**
    Form 10-Q for Fiscal Quarter Ended September 30, 2005
    Filed November 14, 2005
    File No. 000-20175

Dear Ms. Wright:

  We have reviewed your filing and supplemental response and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Period Ended September 30, 2005

Note 2 - Stock Based Compensation, page 9

1. We have reviewed your response to comment three in our letter dated August 14, 2006 and disagree with the conclusion that the disclosure is adequate. Question 1 of Staff Accounting Bulletin Topic 14.H. requires a company to provide the information required by paragraphs 64-65 and A240-A242 in the interim period in which SFAS 123(R) is adopted. Please revise your financial statements

accordingly, or explain in detail why you believe that each specific disclosure requirement in paragraphs 64-65 and A240-A242 of SFAS 123(R) has either been provided or is not applicable.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar, Assistant Chief Accountant at (202) 551-3387 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies